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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-35189


                       UNITED STATES FILTER CORPORATION


          This Supplement is a part of the Prospectus dated September 15, 1997 relating to 6,783,347 shares of Common Stock, par value $.01 per share (the "Common Stock"), of United States Filter Corporation (the "Company"), issuable in connection with the acquisition by the Company directly, or through subsidiaries, of various businesses or assets, or interests therein. Defined terms contained in this Supplement have the meanings assigned to them in the Prospectus.

                             SELLING STOCKHOLDERS

          On September 30, 1997, the Company acquired the business of Pacific Water Works Supply Company, Inc. ("PWW") from the stockholders of PWW (the "Selling Stockholders"). For the fiscal year ended March 31, 1997, PWW generated approximately $68.4 million of revenues, from operations in the states of Washington, Oregon and Idaho. PWW is engaged in the sale and distribution of plumbing and waterworks fixtures, equipment and supplies.

          The consideration for the acquisition of the business of PWW was 1,647,988 shares of Common Stock (the "Shares"). The Selling Stockholders intend to sell all of the Shares received by them, constituting approximately 2.0% of the shares of Common Stock outstanding on September 1, 1997, pursuant to this Prospectus and the Registration Statement of which it is a part.

          The Company has consented to use of the Prospectus by the Selling Stockholders. The Selling Stockholders have agreed that any sales of Shares will be made only through Donaldson, Lufkin & Jenrette Securities Corporation, or such other firm mutually agreeable to the Company and the Selling Stockholders, and that the Shares will be disposed of in an orderly manner and not in any manner that is disruptive to the market for the Common Stock.

                                 RISK FACTORS

          The text appearing under the caption "Risk Factors--Shares Eligible for Future Sale" in the Prospectus is supplemented by substituting the following therefor in its entirety:

SHARES ELIGIBLE FOR FUTURE SALE

          The market price of the Common Stock could be adversely affected by the availability for public sale of shares held on October 8, 1997 by security holders of the Company, including: (i) up to 3,646,783 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of 5 3/4% Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Common Stock at maturity) or sold from time to time in accordance with Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act");
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(ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible
Subordinated Notes due 2005 at a conversion price of $18.33 per share of Common Stock; (iii) 9,113,924 shares issuable upon conversion of the Company's 4 1/2% Convertible Subordinated Notes at a conversion price of $39.50 per share of Common Stock; (iv) 2,719,618 outstanding shares that are currently registered for sale under the Securities Act, pursuant to a shelf registration statement;
(v) 496,157 shares which are subject to agreements pursuant to which the holders have certain rights to request the Company to register the sale of such holders' Common Stock under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company; and (vi) 1,200,000 shares that are subject to a warrant agreement pursuant to which the holders have received warrants to purchase an aggregate of 600,000 shares of Common Stock at $50.00 per share and 600,000 shares of Common Stock at $60.00 per share, such warrants expiring ten years after consummation of the acquisition of the partnership interests and exercisable at any time after the first sale of water from water rights appurtenant to properties of the acquired partnerships. In addition, the holders of an aggregate of 8,000,000 shares have certain rights after the shares have been held for 9 months to request the Company to register them for sale under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company.

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